T3/11

03001926

BB 3/3

NITED STATES
'D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 26 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 39547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Bank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24280 Woodward
(No. and Street)

Pleasant Ridge (City) | Michigan (State) | 48069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffery T. Maccagnone | (248) 291-1100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) | Roseville (City) | MI (State) | 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 18 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OP 3-13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffery T. Maccagnone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Bank Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jeffery T. Maccagnone
Signature

Treasurer
Title

Stephanie M. Wood
Notary Public

STEPHANIE M. WOOD
Notary Public, Wayne County, MI
My Commission Expires 04/09/2004
Acting in Oakland County, MI

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-BANK SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

MULTI-BANK SECURITIES, INC.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

We have audited the accompanying balance sheets of Multi-Bank Securities, Inc. as of December 31, 2002 and 2001 and the related statements of stockholder's equity, income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 13, 2003

MULTI-BANK SECURITIES, INC.
BALANCE SHEETS
December 31, 2002 And 2001

ASSETS

	2002	2001
Cash	$2,748,264	$3,204,096
Accounts receivable:		
Brokers, dealers and clearing organization	1,252,945	105,242
Deposit – clearing organization	150,000	150,000
Other	47,619	29,170
Securities owned, not readily marketable, at cost	3,300	3,300
Prepaid expenses	18,367	15,440
Amount due from parent company (Note 5)	1,901,089	1,594,032
	$6,121,584	$5,101,280

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Accounts payable:		
Commissions due sales representatives	$1,716,009	$1,599,649
Taxes withheld from employees and sales representatives	14,321	20,399
Other	91,305	40,772
Note payable – other (Note 3)	-	138,000
Accrued expenses	129,682	248,438
Federal income tax payable	300,000	-
Single Business tax payable	38,000	30,000
Deferred revenue	11,311	20,725
Total liabilities	2,300,628	2,097,983
Stockholder's equity:		
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000	16,000
Capital in excess of par value	733,000	733,000
Retained earnings	3,071,956	2,254,297
Total stockholder's equity	3,820,956	3,003,297
	$6,121,584	$5,101,280

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2002 And 2001

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2000	$ 16,000	$ 733,000	$ 602,156	$1,351,156
Net income for the year ended December 31, 2001	-	-	1,652,141	1,652,141
Balance, December 31, 2001	16,000	733,000	2,254,297	3,003,297
Dividend paid to Parent Company	-	-	(1,000,000)	(1,000,000)
Net income for the year ended December 31, 2002	-	-	1,817,659	1,817,659
Balance, December 31, 2002	$ 16,000	$ 733,000	$3,071,956	$3,820,956

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF INCOME
For The Years Ended December 31, 2002 And 2001

	2002	2001
Revenues:		
Principal transactions	$10,994,959	$ 9,491,519
Commissions and fees	1,992,663	1,853,376
Interest	255,027	279,024
Total revenues	13,242,649	11,623,919
Interest expense	124,424	217,762
Net revenues	13,118,225	11,406,157
Commissions and clearing charges:		
Commissions paid officers and sales representatives	5,673,222	4,867,859
Trading and clearing charges	520,342	430,312
Total commissions and clearing charges	6,193,564	5,298,171
Gross profit from operations	6,924,661	6,107,986
Selling, general and administrative expenses	4,468,363	4,015,845
Income before provision for taxes	2,456,298	2,092,141
Provision for taxes (Note 2):		
Federal income tax	500,000	335,000
Single Business tax	138,639	105,000
Total provision for taxes	638,639	440,000
Net income	$ 1,817,659	$ 1,652,141

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2002 And 2001

	2002	2001
Increase (decrease) in cash:		
Cash flows from operating activities:		
Commissions and fees received	$ 1,995,741	$ 1,890,956
Principal transactions – net	9,845,004	10,087,091
Interest received	245,613	309,178
Commissions paid officers and sales representatives	(5,556,863)	(3,619,267)
Trading and clearing charges	(520,269)	(420,695)
Interest paid	(125,322)	(217,842)
Selling, general and administrative expenses	(4,702,040)	(3,694,718)
Federal taxes paid	(200,000)	(335,000)
Single Business taxes paid	(130,639)	(85,000)
Net cash provided by operating activities	851,225	3,914,703
Cash flows used by investing activities:		
Advances to Parent Company, net	(307,057)	(996,556)
Cash flows used by financing activities:		
Dividend paid to Parent Company	(1,000,000)	-
Increase (decrease) in cash	(455,832)	2,918,147
Cash, at beginning of year	3,204,096	285,949
Cash, at end of year	$ 2,748,264	$ 3,204,096

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2002 And 2001
(Continued)

	2002	2001
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income	$ 1,817,659	$ 1,652,141
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable:		
Brokers, dealers and clearing organization	(1,147,702)	642,689
Deposits – clearing organization	-	11,376
Other	(18,449)	3,622
Prepaid expenses	(2,927)	(12,019)
Increase (decrease) in:		
Accounts payable:		
Commissions payable	116,359	1,248,592
Payroll taxes withheld	(6,078)	13,668
Accounts payable – other	50,533	6,777
Note payable – other	(138,000)	138,000
Accrued expenses	(118,756)	171,079
Federal income tax payable	300,000	-
Single Business tax payable	8,000	20,000
Deferred revenue	(9,414)	18,778
Total adjustments	(966,434)	2,262,562
Net cash provided by operating activities	$ 851,225	$ 3,914,703

See accompanying notes.

Note 1 – ORGANIZATION

Multi-Bank Securities, Inc., a securities broker-dealer, is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 5 for transactions with Parent Company.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent Company. The provisions for federal income tax for the years ended December 31, 2002 and 2001 are based on total consolidated taxable income which includes the Parent Company's and subsidiary's net operating loss for 2002 and 2001.

Deferred Revenue

Deferred revenue represents interest income received on principal bond transactions prior to settlement by the customer that is unearned as of December 31, 2002 and 2001.

Note 3 – NOTE PAYABLE - OTHER

During the year ended December 31, 2001, the Company and it's Parent settled its disagreement with a former officer of the Company. The settlement in the amount of $450,000 included $200,000 for the purchase of his common stock in the Parent Company. The balance of $250,000, representing the settlement cost and obligation of Multi-Bank Securities, is included in Selling, General and Administrative Expenses in the attached Statement of Income for the year ended December 31, 2001. The unpaid balance at December 31, 2001 of $138,000 was paid during the year ended December 31, 2002.

Note 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2002, the Company's net capital was $1,850,581 and its required net capital was $153,375. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.24 to 1.

Note 5 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services Ltd., provides various administrative services to the Company, including furniture and fixtures. For the years ended December 31, 2002 and 2001, administrative expenses charged to the Company amounted to $300,000 and $300,000, respectively and are included in Selling, General and Administrative Expenses in the attached Statement of Income.

The Company also leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company, see Note 7.

Multi-Bank Securities factors their financial institutions accounts receivable with its Parent Company at 100% of their face value.

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a receivable from the parent company in the amount of $1,901,089 at December 31, 2002 and $1,594,032 at December 31, 2001.

During the year ended December 31, 2002 the Company paid a dividend of $1,000,000 to the Parent Company.

Also during the years 2002 and 2001, the Company was reimbursed $1,429 and $53,845, respectively, from a subsidiary of the Parent Company for shared expenses.

Note 6 – EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution benefit plan 401(k) to cover all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the years ended December 31, 2002 and 2001 the Company elected not to make a matching contribution.

Note 7 – OPERATING LEASE COMMITMENTS

The Company leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company on a year to year basis at $11,000 per month.

Minimum lease payments on the lease outstanding at December 31, 2002 for other operating facilities is summarized as follows:

Years Ended December 31,	Amount
2003	35,700
2004	37,500
2005	39,400
2006	41,400
2007	28,500

The lease agreement includes an escalation clause that increases the minimum rental payment for increased lessor taxes and operating expenses.

For the years ended December 31, 2002 and 2001, the total lease expense pursuant to the above operating leases amounted to $165,693 and $150,951, respectively, and is included in Selling, General and Administrative Expenses in the attached Statement of Income.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 5.

SUPPORTING SCHEDULES

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

1.	Total ownership equity	$3,820,956
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	3,820,956
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	3,820,956
6.	Deductions and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	1,970,375
	c. Capital charges for commodity futures	-
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable charges	-
8.	Net capital before haircuts on securities positions	1,850,581
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities: 4. Other securities	-
10.	Net capital	1,850,581
13.	Net capital requirement	153,375
14.	Excess net capital	$1,697,206

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	2,300,628
19.	Total aggregate indebtedness	2,300,628
20.	Percentage of aggregate indebtedness to net capital	124%

STATEMENT PURSUANT TO PARAGRAPH (d) (4)OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Multi-Bank Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

MULTI-BANK SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2002

Multi-Bank Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer....".